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                            November 12, 2020

       Alexander Shulgin
       Chief Executive Officer
       Ozon Holdings Ltd
       Arch. Makariou III, 2-4
       Capital Center, 9th floor
       1065, Nicosia, Cyrprus

                                                        Re: Ozon Holdings Ltd
                                                            Registration
Statement on Form F-1
                                                            Filed on November
2, 2020
                                                            File No. 333-249810

       Dear Mr. Shulgin:

              We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

       Registration Statement on Form F-1 filed on November 2, 2020

       Power network effects from superior buyer and seller value propositions, page 7

   1. We note your response to prior comment 1; however, it remains unclear how you define large, medium-sized,
and SME sellers. Please revise.
       We may be subject to material litigation, page 31

   2. We note the current dispute between the company and Sherbank of Russia. Please expand your discussion to
explain the nature of the alleged breach and whether either party may appeal the arbitrator's
final decision.
 Alexander Shulgin
FirstName LastNameAlexander Shulgin
Ozon Holdings  Ltd
Comapany 12,
November  NameOzon
              2020 Holdings Ltd
November
Page 2    12, 2020 Page 2
FirstName LastName
Management's Discussion and Analysis and Results of Operations
Results of Operations, page 87

3. In reference to comment 10, we note your revised disclosures that address the underlying reasons for changes in price and volume with regard to marketplace commission revenue.
         Please revise to quantify the effects of changes in both price and volume on revenue and expense categories, as applicable.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Refer to Rules 460 and 461 regarding requests for acceleration. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

       You may contact Blaise Rhodes at (202) 551-3774 or Lyn Shenk at (202) 551-3380 if
you have questions regarding comments on the financial statements and related matters. Please contact Daniel Morris at (202) 551-3314 or Erin Jaskot at (202) 551-3442 with any other questions.



                                                             Sincerely,

                                                             Division of
Corporation Finance
                                                             Office of Trade &
Services
cc:      James Scoville